As filed with the Securities and Exchange Commission on March 2, 2020.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock Debt Strategies Fund, Inc.

(Name of Subject Company (issuer))

BlackRock Debt Strategies Fund, Inc.

(Name of Filing Person (offeror))

Common shares of beneficial interest, par

value $0.10 per share

(Title of Class of Securities)

09255R202

(CUSIP Number of Class of Securities)

Janey Ahn, Secretary

BlackRock Debt Strategies Fund, Inc.

55 East 52nd Street,

New York, NY 10055

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019—6099

(212) 728-8000

Calculation of Filing Fee

Transaction Value	Amount of Filing Fee
None

This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable
Form or Registration No.:	Not applicable
Filing Party:	Not applicable
Date Filed:	Not applicable

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

BlackRock Debt Strategies Fund, Inc.

Announces Results of Third Measurement Period

New York, March 2, 2020 – BlackRock Debt Strategies Fund, Inc. (NYSE: DSU, CUSIP: 09255R202) (the “Fund”) announced today the results of the Third Measurement Period (as defined below) under its previously announced three-year discount management program (the “Program”). The Program is part of the Fund’s ongoing efforts to enhance long-term shareholder value and provide liquidity to the market for its common shareholders. This is the final measurement period under the Program.

As previously announced, under the Program, the Fund intends to offer to repurchase its common shares based on three 3-month measurement periods (each a “Measurement Period”) if the Fund’s common shares trade at an average daily discount to net asset value (“NAV”) of greater than 7.5% during a Measurement Period (a “Trigger Event”). The Fund’s third Measurement Period commenced on December 2, 2019 and ended on February 28, 2020 (the “Third Measurement Period”). The Fund’s Board of Directors (the “Board”) determined that if a Trigger Event occurred during the Third Measurement Period, the Fund would offer to repurchase its outstanding common shares by conducting a tender offer for 5% of its outstanding common shares at a price equal to 98% of the Fund’s NAV per share as determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the day the tender offer expires. During the Third Measurement Period, the Fund’s average daily discount to NAV was 8.5%. As a result, the Fund expects to commence the tender offer on or about March 17, 2020, with the expiration of the tender offer currently anticipated to be on or about April 16, 2020. Additional terms and conditions of the Fund’s tender offer will be set forth in the relevant tender offer materials, which will be distributed to the Fund’s common shareholders. If more than 5% of the Fund’s outstanding common shares are tendered, the Fund will purchase its shares from tendering shareholders on a pro rata basis at a price equal to 98% of the Fund’s NAV per share as determined as of the close of the regular trading session of the NYSE on the day the tender offer expires.

Important Notice

This press release is for informational purposes only and shall not constitute an offer or a solicitation to buy any common shares. The offer to purchase Fund common shares in response to the results of the Third Measurement Period will be made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS SENT IN RESPONSE TO THE RESULTS OF THE THIRD MEASUREMENT PERIOD, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About the Fund

The Fund is a diversified, closed-end investment company whose primary investment objective is to seek to provide current income by investing primarily in a diversified portfolio of U.S. companies’ debt instruments, including corporate loans, which are rated in the lower rating categories of the established rating services (BBB or lower by S&P’s or Baa or lower by Moody’s) or unrated debt instruments, which are in the judgment of the investment adviser of equivalent quality, and whose secondary investment objective is to provide capital appreciation. Common shares of closed-end investment companies often trade at a discount to their NAVs, and the Fund’s common shares may also trade at a discount to their NAV, although it is possible that they may trade at or at a premium above NAV. The market price of the Fund’s common shares is determined by such factors as relative demand for and supply of such common shares in the market, the Fund’s NAV, general market and economic conditions and other factors beyond the control of the Fund. Therefore, the Fund cannot predict whether its common shares will trade at, below or above NAV.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, our clients turn to us for the solutions they need when planning for their most important goals. As of December 31, 2019, the firm managed approximately $7.43 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com/corporate | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the Fund on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Fund. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Fund. The information contained on BlackRock’s website is not a part of this press release.